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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 2

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                           (312) 444-9660


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ITEM 1.   SECURITY AND SUBJECT COMPANY.

               This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore Corporation Limited, an Ontario corporation ("Moore"), to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $56.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

          Item 7 of the Schedule 14D-9 is hereby amended and supplemented as follows:

          By unanimous written consent dated August 28, 1995, the Board of Directors of the Company resolved to delay the "Distribution Date" under the Rights Agreement until the earlier to occur of (i) the close of business on the Flip-In Trigger Date (as defined in the Rights Agreement) or (ii) such other time as the Board of Directors, or any duly authorized committee thereof, by subsequent resolution duly approved, prior to the Distribution Date (after taking into account the resolution), by a majority of the Board of Directors or such committee thereof, shall designate.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

          On August 28, 1995, the Company issued a press release. A copy of such press release is filed hereto as Exhibit 16 and is incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 16          Text of Press Release dated August 28, 1995 issued by the
                    Company

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              By:   /s/  Michael J. Halloran
                                 --------------------------------------------
                                   Name:  Michael J. Halloran
                                   Title: Vice President, Chief Financial
                                           Officer and Assistant Secretary


Dated:  August 29, 1995

                                  EXHIBIT INDEX


Exhibit 16          Text of Press Release dated August 28, 1995 issued by the
                    Company